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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)
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                              PUBLICIS GROUPE S.A.
                       (Name of Subject Company (Issuer))
                              PUBLICIS GROUPE S.A.
                      (Names of Filing Persons (Offerors))
                                 EQUITY WARRANTS
                         (Title of Class of Securities)
                               ISIN FR0000312928*
                      (CUSIP Number of Class of Securities)

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                               JEAN-MICHEL ETIENNE
                              PUBLICIS GROUPE S.A.
                         133, AVENUE DES CHAMPS-ELYSEES
                               75008 PARIS, FRANCE
                                33 1 44 43 70 00
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

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                                    COPY TO:
                                ELLIOTT V. STEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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                            CALCULATION OF FILING FEE

Transaction Valuation: $301,833,972.04**     Amount of Filing Fee: $32,296.25***

* The equity warrants ("Warrants") of Publicis Groupe S.A. have an International Securities Identification Number ("ISIN") but do not have a CUSIP number.
** Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934. This calculation assumes the purchase of any and all issued and outstanding Warrants, at the offer price of euro 9 per Warrant in cash in euros (U.S.$10.89 per Warrant at an exchange rate of U.S.$1.2103 per euro 1, which was the noon buying rate on January 13, 2006, as published by the U.S. Federal Reserve Bank of New York). As of January 13, 2006, there were 27,709,748 Warrants issued and outstanding. The amount of the filing fee was calculated at a rate of $107.00 for each $1,000,000 of the transaction value.
*** Filing fee previously paid in connection with the initial filing of this Schedule TO.

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[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[X]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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


This Amendment No. 4 ("Amendment No. 4") to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement is filed herewith under cover of Schedule TO (the "Schedule TO") by Publicis Groupe S.A. ("Publicis"), a societe anonyme organized under the laws of the Republic of France, and relates to this offer by Publicis (this "Offer"), to purchase any and all of its issued and outstanding equity warrants ("Warrants") at a single price in euros of (euro)9 per Warrant. Subject to applicable law and regulatory approvals, Publicis reserves the right to extend or otherwise amend or terminate this Offer in any respect. This Offer is subject to the terms and conditions set forth in the Offer to Purchase dated January 17, 2006, as amended (the "Offer to Purchase"). The Offer to Purchase was previously filed with the Schedule TO as Exhibit (a)(1)(C).

This Amendment No. 4 amends and supplements the Schedule TO filed by Publicis on January 17, 2006, as amended on January 31, 2006, February 10, 2006 and February 15, 2006, as set forth below.

All information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.          ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

On February 21, 2006, the AMF issued its notice of the final results of this offer. According to this notice, 22,107,049 Warrants, representing 79.78% of the 27,709,748 outstanding Warrants, were validly tendered into and not withdrawn from this offer. Publicis has accepted all such Warrants for purchase.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2006

                                      PUBLICIS GROUPE S.A.


                                      By: /s/ Maurice Levy
                                         ---------------------------------------
                                         Name: Maurice Levy
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board